Via Facsimile and U.S. Mail
Mail Stop 6010

March 15, 2006

Mr. Thomas W. Burghart
Vice President and Treasurer
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899

Re: Delphi Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-11462

Dear Mr. Burghart,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief